UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-8641

(Check One):	Form 10-K	Form 11-K	Form 20-F
	Form 10-Q	Form N-SAR	Form N-CSR

For Period Ended: December 31, 2004

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (in back page) Before Preparing Form.
Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

      Full Name of Registrant:

      Coeur d’Alene Mines Corporation

      Former Name if Applicable:

      N/A

       Address of Principal Executive Office (Street and Number):

      505 Front Ave., P.O. Box I

      City, State and Zip Code:

      Coeur d’Alene, ID 83816

PART II – RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

(b)	The subject annual report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The delay in filing the Annual Report on Form 10-K of Coeur d’Alene Mines Corporation (the “Company”) is due to delays experienced in completing the preparation of its financial statements and corresponding assessments of the internal control over financial reporting. In addition, the reports of the Company and its independent auditor relating to the Company’s internal controls over financial reporting may cite the existence of one or more material weaknesses in the Company’s internal control over financial reporting.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

                  Arthur H. Bill
                  Foley & Lardner LLP

                  202-295-4003

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

Yes                 No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes                 No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company expects that the amount of total revenues to be reported by it for the year ended December 31, 2004, will be approximately $133.5 million, as compared to $110.5 million for the year ended December 31, 2003. Furthermore, it expects to report total costs and expenses for fiscal 2004 of approximately $156.1 million compared to $174.5 million for fiscal 2003. The Company expects to report a net loss of $12.2 million for the year ended December 31, 2004, compared to a net loss of $66.2 million for the year ended December 31, 2003. Fiscal year 2004 total costs and expenses include $15.7 million incurred in connection with the Company’s tender offer for outstanding shares of Wheaton River Minerals, Ltd. That offer expired without the Company purchasing any Wheaton shares tendered due to unsatisfied conditions of the offer. No such expenses were incurred in 2003.

        Coeur d’Alene Mines Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005	By: /s/ James A. Sabala
James A. Sabala
Executive Vice President and Chief Financial Officer

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